Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Atco Ltd.
Symbol : ACO.X
Reporting Period: 08/01/2010 - 08/31/2010


10016347

Summary

Issued & Outstanding Opening Balance :	51,386,456	As at :	08/01/2010

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	6,000
Other Issuances and Cancellations	-96,900
Issued & Outstanding Closing Balance :	51,295,556

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	682,200	As at :	08/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2010	N		6,000		

Filer's comment
TSX reserved = 2,266,700 TSX Available = 1,590,500

Totals		0	6,000	0	0

Stock Options Outstanding Closing Balance:	676,200	As at :	08/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2010	Issuer Bid	-99,100
08/31/2010	Conversion (General)	2,200
Totals		-96,900

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 09/03/2010
Last Updated: 09/03/2010

dlw 9/21

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	08/01/2010 - 08/31/2010

Summary

Issued & Outstanding Opening Balance :	6,857,208	As at :	08/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,200		
Issued & Outstanding Closing Balance :	6,855,008		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
08/31/2010	Conversion (General)	-2,200
Totals		-2,200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	09/03/2010
Last Updated:	09/03/2010

Insider transaction detail - View details for issuer

2010-09-03 17:47 ET

Transactions sorted by : **Insider**
Issuer name : **atco (Starts with)**
Filing date range : **September 3, 2010 - September 3, 2010**

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: ATCO Ltd.

Insider's Relationship to Issuer: 1 - Issuer

Ceased to be Insider: Not applicable

Security designation: Non-Voting Shares Class I

FILE NO. 82-34745

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1695062	2010-08-06	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+9,500	50.7200	9,500						
1695067	2010-08-06	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-9,500		0						
1695071	2010-08-13	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+16,600	51.0400	16,600						
1695073	2010-08-13	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-16,600		0						
1695075	2010-08-20	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+35,500	51.6700	35,500						
1695076	2010-08-20	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-35,500		0						
1695078	2010-08-27	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+37,500	50.5000	37,500						
1695079	2010-08-27	2010-09-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-37,500		0						